08031164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 28549

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (M/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

UVEST FINANCIAL SERVICES GROUP, INC. — Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. College St. 21st Floor
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Valtairo — (858) 909-7351
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

701 B Street	San Diego,	California	92101
(Address)	City	State	Zip Code

PROCESSED
APR 16 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section
MAR 31 2008
Washington, DC
100

CHECK ONE:

- x Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Dan H. Arnold, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UVEST Financial Services Group (the "Company") as of December 31, 2007, and for January 1, 2007 (Predecessor) and the period from January 2, 2007 through December 31, 2007 (Successor) is true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and Chief Executive Officer
Title

Notary Public commission expires: July 24, 2012

This report contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholder's Equity.
- ( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
- (x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
- (x) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
- ( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
- (x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

UVEST FINANCIAL SERVICES GROUP, INC.
(SEC I.D. No. 8-28549)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE PERIOD FROM JANUARY 2, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR) AND
FOR JANUARY 1, 2007 (PREDECESSOR), INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
UVEST Financial Services Group, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of UVEST Financial Services Group, Inc. (the "Company") as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from January 2, 2007 through December 31, 2007 (Successor) and for January 1, 2007 (Predecessor), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UVEST Financial Services Group, Inc. at December 31, 2007, and the results of its operations and its cash flows for January 1, 2007 (Predecessor) and for the period from January 2, 2007 through December 31, 2007 (Successor) in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed on the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 27, 2008

UVEST FINANCIAL SERVICES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(Dollars in thousands, except par value)

ASSETS

Cash and cash equivalents	$ 11,634
Cash segregated under federal and other regulations	1,122
Receivable from:	
Product sponsors and clearing broker-dealers	11,718
Others — net of allowances of $578	5,659
Due from affiliate	2,840
Fixed assets — net of accumulated depreciation and amortization of $1,878	5,012
Goodwill	27,406
Intangible assets — net of accumulated amortization of $2,826	52,433
Trademark and trade name — net of accumulated amortization of $305	152
Prepaid expenses	828
Other assets	1,829
Total assets	$ 120,633

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to customers	$ 1,112
Accrued commissions and advisory fees payable	16,515
Accounts payable and accrued liabilities	3,412
Capital lease obligations	372
Total liabilities	21,411
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — 1,200,000 shares authorized; 858,650 shares issued and outstanding	9
Additional paid-in capital	98,851
Retained earnings	362
Total stockholder's equity	99,222
Total liabilities and stockholder's equity	$ 120,633

See accompanying notes to financial statements.

UVEST FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM JANUARY 2, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR) AND FOR JANUARY 1, 2007 (PREDECESSOR)
(Dollars in thousands)

	January 2 through December 31 (Successor)	January 1 (Predecessor)
REVENUES:		
Commissions	$ 169,417	$ -
Advisory fees	10,070	
Asset-based fees	11,451	
Transaction and other fees	8,182	
Interest income — net of interest expense of $72	938	
Other	1,417	
Total revenues	201,475	-
EXPENSES:		
Commissions and advisory fees	143,929	
Compensation and benefits	34,106	1,237
Depreciation and amortization	5,011	
Brokerage, clearing, and exchange	4,598	
Promotional	3,168	
Occupancy and equipment	2,316	
Travel and entertainment	2,108	
Professional services	1,699	
Communications and data processing	1,302	
Regulatory fees and expenses	704	
Other	1,522	
Total expenses	200,463	1,237
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	1,012	(1,237)
PROVISION FOR INCOME TAXES	650	1,060
NET INCOME (LOSS)	$ 362	$ (2,297)

See accompanying notes to financial statements.

UVEST FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM JANUARY 2, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR)
AND FOR JANUARY 1, 2007 (PREDECESSOR)
(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — December 31, 2006 (Predecessor)	$ 9	$ 205	$ 6,483	$ 6,697
Distribution to stockholders			(1,882)	(1,882)
Net loss			(2,297)	(2,297)
BALANCE — January 1, 2007 (Predecessor)	9	205	2,304	2,518
Purchase accounting adjustments from acquisition by LPL Holdings, Inc.		89,237	(2,304)	86,933
BALANCE — January 2, 2007 (Successor)	9	89,442	-	89,451
Settlement of phantom stock liability by LPL Holdings, Inc. (Note 2)		2,419		2,419
Capital contribution		6,000		6,000
Transfer of intangible assets from LPL Holdings, Inc. (Note 3)		947		947
Share-based compensation		43		43
Net income			362	362
BALANCE — December 31, 2007 (Successor)	$ 9	$ 98,851	$ 362	$ 99,222

See accompanying notes to financial statements.

UVEST FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 2, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR)
AND FOR JANUARY 1, 2007 (PREDECESSOR)
(Dollars in thousands)

	January 2 through December 31 (Successor)	January 1 (Predecessor)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 362	$ (2,297)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Noncash items:		
Depreciation and amortization	5,011	
Loss on disposal of fixed assets	6	
Share-based compensation	43	
Provision for bad debts	578	
Changes in operating assets and liabilities:		
Cash segregated under federal and other regulations	(1,132)	
Receivable from product sponsors and clearing broker-dealers	(5,930)	
Receivable from others	(4,986)	
Due from affiliate	(2,840)	
Prepaid expenses	(448)	
Other assets	(222)	
Payable to customers	1,112	
Accrued commissions and advisory fees payable	3,049	
Accounts payable and accrued liabilities	(1,165)	2,297
Net cash used in operating activities	(6,562)	-
CASH FLOWS FROM INVESTING ACTIVITIES — Capital expenditures	(1,805)	
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	6,000	
Capital lease obligations	(123)	
Distribution to stockholders		(1,882)
Net cash provided by (used in) financing activities	5,877	(1,882)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,490)	(1,882)
CASH AND CASH EQUIVALENTS — Beginning of period	14,124	16,006
CASH AND CASH EQUIVALENTS — End of period	$ 11,634	$ 14,124

(Continued)

UVEST FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 2, 2007 THROUGH DECEMBER 31, 2007 (SUCCESSOR)
AND FOR JANUARY 1, 2007 (PREDECESSOR)
(Dollars in thousands)

	January 2 through December 31 (Successor)	January 1 (Predecessor)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income taxes paid to affiliate	$ 3,256	
Interest paid	$ 72	
NONCASH DISCLOSURES:		
Step up in basis of assets due to acquisition (Note 3)	$ 86,933	
Settlement of phantom stock liability by LPL Holdings, Inc. and LPL Investment Holdings Inc. (Note 2)	$ 2,419	
Intangible assets received from LPL Holdings, Inc. (Note 3)	$ 947	

See accompanying notes to financial statements. (Concluded)

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

UVEST Financial Services Group, Inc., a North Carolina corporation (UVEST or the "Company"), is an introducing broker-dealer that provides independent, nonproprietary, third-party brokerage services to financial institutions, and to financial advisors employed by financials institutions (FAs) located throughout the United States. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), and is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934.

On January 2, 2007, the Company was acquired (the "acquisition") by LPL Holdings, Inc. (LPLH) and its parent LPL Investment Holdings Inc. (LPLIH). As a result of the acquisition, the Company became a wholly owned subsidiary of LPLH. The acquisition has been accounted for using the purchase method of accounting (see Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or GAAP), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the financial statements and related disclosures. Actual results could differ materially from those estimates.

Predecessor and Successor Presentation — As discussed in Note 1, the Company was acquired by LPLH and LPLIH on January 2, 2007. In connection with the acquisition, there was an acceleration in the vesting of shares in the Company's phantom stock plan which caused all shares to become fully vested immediately prior to the change in control. Accordingly, the Company recorded additional compensation expense of $1.24 million, which has been recorded in the statement of income (Predecessor) as a noncash charge. Operations of the Company from January 2, 2007 through December 31, 2007, are presented as the Successor period.

Cash and Cash Equivalents — Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not required to be segregated under federal or other regulations.

Cash Segregated Under Federal and Other Regulations — To facilitate transactions with FAs, the Company has opened bank accounts at those institutions for processing deposits that will be forwarded to the Company's clearing broker-dealer or directly to product sponsors. While the Company is only temporarily in possession of customer funds, it has determined that it is subject to the Securities and Exchange Commission Rule 15c3-3. At December 31, 2007, the Company had $1.12 million in cash segregated in special reserve bank accounts for the benefit of customers.

Receivable From Product Sponsors and Clearing Broker-Dealers — Receivable from product sponsors and clearing broker-dealers primarily consists of commission and transaction-related receivables.

Receivable From Others — Receivable from others primarily consists of other accrued fees from product sponsors and FAs. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the specific type of receivable. The uncollectible amount represents management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations.

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts due from others for the period January 2, 2007 through December 31, 2007 (Successor) (in thousands):

Beginning balance — January 2, 2007	$ -
Provision for bad debts	578
Charge-offs — net of recoveries	
Ending balance — December 31, 2007	$ 578

Fixed Assets — At the time of the acquisition, furniture, equipment, computers, purchased software, capitalized software, and leasehold improvements were recorded at current replacement cost, and accumulated depreciation was reset in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* ("SFAS 141"). Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 11 years. Equipment, furniture, fixtures, computers, and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Software Development Costs — Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization under the American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1").

The costs of internally developed software that qualify for capitalization under SOP 98-1 are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design, and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable. The value assigned to internally developed software in connection with the acquisition is amortized over an expected weighted-average economic useful life of 3 years.

Goodwill — Goodwill represents the cost of the Company in excess of the fair value of net tangible assets at acquisition date. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized, but tested annually for impairment (in December), or more frequently if certain events having a material impact on the Company's value occur. No impairment occurred for the period from January 2, 2007 through December 31, 2007 (Successor).

Intangible Assets — Intangible assets, which consist of relationships with financial institutions and product sponsors, are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are also tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value. No impairment occurred for the period from January 2, 2007 through December 31, 2007 (Successor).

Trademark and Trade Name — The Company's business is highly dependent on the revenues generated from financial institutions, and, as a result, expenditures are regularly made to market the Company's trademark and trade name to them. The Company's trademark and trade name have an expected useful life of 18 months from the date of acquisition and therefore are amortized on a straight-line basis over this same period in accordance with SFAS No. 142. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset group, is recognized if the value, estimated using approach and other market factors if applicable, is less than the corresponding carrying value. No impairment occurred for the period from January 2, 2007 through December 31, 2007 (Successor).

Legal Reserves — The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as professional services in the accompanying statements of operations.

Revenue Recognition Policies

Commissions — The Company records commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option, and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as earned as a percentage of assets under management over the period for which services are performed. Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by FAs directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. These estimates are based on a number of factors, but primarily on the volume of similar transactions for the same period for which cash has been received. Because the Company records commissions payable based upon standard payout ratios for each product as it accrues for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commissions payable.

Advisory and Asset-Based Fees — The Company charges investment advisory fees based on a customer's portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the period in which such fees

are earned. Advisory fees collected in arrears are recorded as earned. Asset-based fees are primarily derived from the Company's marketing, sub-transfer agency agreements, and customer cash sweep products and are recorded and recognized ratably over the period in which services are provided.

Transaction and Other Fees — The Company charges fees related to services provided and other account charges generally outlined in the Company's agreements with its FAs and customers. Such fees are recognized as services are performed or as earned, as applicable. In addition, the Company offers various software-related products that are charged on a subscription basis. Fees are recognized over the subscription period.

Interest Income — The Company earns interest income from its cash and cash equivalents.

Compensation and Benefits — The Company records compensation and benefits for all cash and deferred compensation, benefits, and related taxes as earned by its employees. In compensation and benefits, the Company also includes fees earned by temporary employees and contractors who perform similar services to those performed by the Company's employees, primarily software development and project management activities. Temporary employee and contractor services of $561,000 were incurred for the period from January 2, 2007 through December 31, 2007 (Successor).

Share-Based Compensation — As previously described, the Company recognized $1.24 million of share-based compensation in the Predecessor period related to the accelerated vesting of shares in its phantom stock plan. At the date of acquisition, the Company's phantom stock plan liability was $2.42 million. Immediately following the acquisition, the Company's phantom stock plan liability was settled by LPLH and LPLIH.

In conjunction with the settlement, the Company has an outstanding note payable due to a previous participant of the phantom stock plan. The note calls for annual principal payments of $39,000, plus interest which approximates 6.5%; the first payment due on the date of acquisition and the four remaining payments due annually. At December 31, 2007, the Company has an outstanding liability of $157,000 under this arrangement, which has been included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

On January 1, 2006, the Company adopted SFAS No. 123R (Revised), *Share Based Payment* ("SFAS 123R"). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. The Company recognizes share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to January 1, 2006, the Company accounted for employee equity awards using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for share-based compensation.

The Company has adopted the provisions of SFAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding prior to January 1, 2006, using APB 25, and apply SFAS 123R to all awards granted or modified after that date. In accordance with the transition rules of SFAS 123R, the Company no longer provides pro forma disclosures illustrating what net income would have been had the Company valued share-based awards under a fair value method rather than under the intrinsic value method of APB 25.

The Company recognized $6,000 of share-based compensation for the year ended December 31, 2007, under APB 25 related to the vesting of stock options awarded to employees prior to January 1, 2006.

The Company recognized $37,000 of share-based compensation under SFAS 123R related to stock options awarded to employees for the period January 2, 2007 through December 31, 2007 (Successor). As of December 31, 2007, total unrecognized compensation cost related to nonvested share-based compensation arrangements granted was $224,000, which is expected to be recognized over a weighted-average period of 5.76 years. Under SFAS 123R, the Company calculates the compensation cost for stock options based on its estimated fair value. As there are no observable market prices for identical or similar instruments, the Company estimates fair value using a Black-Scholes valuation model. The following table presents the weighted-average assumptions used by the Company in calculating the fair value of stock options with the Black-Scholes valuation model with the following assumptions for the year ended December 31, 2007:

Expected life (in years)	6.50
Expected stock price volatility	32.58 %
Expected dividend yield	-
Annualized forfeiture rate	1.00 %
Fair value of options	$ 88.28
Risk-free interest rate	5.10 %

The risk-free interest rate is based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. The Company has elected to use the shortcut approach in accordance with SEC Staff Accounting Bulletin No. 107, *Share-Based Payment*, to develop the estimate of the expected term. Expected volatility is calculated based on companies of similar growth and maturity and the Company's peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The dividend yield of zero is based on the fact that the Company has no present intention to pay cash dividends. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility, and the expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, compensation recorded on future grants.

The Company has assumed an annualized forfeiture rate of 1.00% for its options based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical prevesting forfeitures occurring over the previous year. Under the true-up provisions of SFAS 123R, the Company will record additional expense if the actual forfeiture rate is lower than estimated and will record a recovery of prior expense if the actual forfeiture is higher than estimated.

Income Taxes — In preparing the financial statements, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. Management makes significant judgments in determining the provision for income taxes.

For periods prior to January 2, 2007, the Company was treated as an S corporation for federal and state income tax purposes under the Internal Revenue Code, and therefore substantially all taxable income was included on the shareholders' individual tax returns. In conjunction with the acquisition, the Company is now included in the consolidated federal and certain state income tax returns filed by LPLIH. See Note 7 for additional detail regarding the Company's predecessor tax provision.

On December 21, 2007, the Company entered into a new income tax sharing agreement with LPLH and LPLIH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company would have shown on its

financial statements if it had filed separate financial statements in accordance with GAAP, less the amount of income tax benefit associated with stock options, other equity based compensation and other similar items that are excluded from the calculation of the total provision for income taxes under SFAS 109, *Accounting for Income Taxes* ("SFAS 109"). Since the agreement calls for a cash settlement based on the total income tax provision, the Company will no longer reflect a separate deferred income tax provision or the corresponding deferred tax assets or liabilities. As of December 31, 2007, the Company had $2.61 million receivable from LPLH under this agreement, which has been included in due from affiliate in the accompanying statement of financial condition.

Additionally, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48") at the beginning of fiscal year 2007. See Note 7 for additional detail regarding the Company's uncertain tax positions.

Fair Value of Financial Instruments — The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Commitments and Contingencies — The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements, which is expected to result in increased consistency and comparability in fair value measurements and disclosures. Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Position No. FAS 157-1 and No. FAS 157-2, which scope out the lease classification measurements under SFAS No. 13, *Accounting for Leases*, from SFAS 157 and delays the effective date on SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The provisions of FAS 157 are not expected to have a material impact on the Company's financial condition, results of operations, or cash flows, however, additional disclosures will be required.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* ("SFAS 159"). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its statements of financial condition, operations, and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, ("SFAS 141R"). SFAS 141R establishes principles and requirements in a business combination for how the acquirer: recognizes and measures in the Company's financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true

mergers" or "mergers of equals" and combinations achieved without the transfer of consideration (e.g., by contract alone or through the lapse of minority veto rights). SFAS 141R applies prospectively to business combinations for which the acquisition date occurs on or after December 1, 2009. The Company is currently evaluating the impact that the adoption of SFAS 141R will have on its statements of financial condition, operations, and cash flows.

3. ACQUISITIONS

On January 2, 2007, LPLH and LPLIH completed their acquisition of the Company, augmenting LPLIH's position in providing services to banks, credit unions, and other financial institutions. In accordance with SFAS 141, the acquisition has been accounted for under the purchase method of accounting, which required the purchase price of approximately $89.45 million ($78.04 million in cash and the issuance of 603,660 shares of common stock at an estimated fair value of $18.90 per share) to be allocated to the specific tangible and intangible assets acquired and liabilities assumed based on their fair market values at the date of acquisition.

The purchase price was allocated on January 2, 2007 (in thousands) as follows:

	Successor Basis	Step up in Basis	Predecessor Basis
Assets and liabilities acquired	$ 7,276	$ 4,758	$2,518
Intangibles	54,312	54,312	
Trademark and trade name	457	457	
Goodwill	27,406	27,406	
Total	$89,451	$86,933	$2,518

As part of the purchase price allocation, the Company recorded intangible assets for relationships with financial institutions and product sponsors. The value assigned to these relationships was $54.31 million, which will be amortized on a straight-line basis over the expected useful life of 20 years. Additionally, the Company assigned value to its trademark and trade name in the amount of $457,000. The trademark and trade name was determined to have an expected useful life of 18 months and therefore amortized over the same period, in accordance with SFAS 142.

In conjunction with the acquisition, goodwill in the amount of $27.41 million was created for the excess purchase price over the value of assets and liabilities assumed. In accordance with SFAS 142, goodwill will not be amortized, but reviewed at least annually for impairment.

The acquisition was treated as a purchase of assets and liabilities for federal tax purposes. Accordingly, the amounts allocated to goodwill of $27.41 million, intangible assets of $54.31 million, and trademark and trade name of $457,000 are deductible for federal tax purposes over a 15-year period.

Asset Acquisition

On May 9, 2007, LPLH and LPLIH entered into an Institutional Transfer Agreement (the "Agreement") with MB Financial, Inc. which provides LPLH and LPLIH with the lists and relationships needed to recruit bank and credit institutions, as defined in the Agreement, in exchange for total purchase consideration of $947,000. Subsequent to the transaction, LPLH transferred all of the institutional

relationships to the Company, which the Company recorded as intangible assets in the accompanying statement of financial condition. The institutional relationships were determined to have expected useful lives of five years and therefore amortized over the same period, in accordance with SFAS 142.

4. FIXED ASSETS

For the year ended December 31, 2007, fixed assets were as follows (in thousands):

Computers and software	$ 2,240
Furniture and equipment	1,114
Leasehold improvements	263
Internally developed software	3,273
Total fixed assets	6,890
Accumulated depreciation and amortization	(1,878)
Fixed assets — net	$ 5,012

At December 31, 2007, furniture and equipment includes $583,000 of capital leases (see Note 8).

For the year ended December 31, 2007, depreciation and amortization expense for fixed assets was $1.88 million, $210,000 of which relates to capital leases.

5. INTANGIBLE ASSETS

In conjunction with the acquisitions, intangible assets representing lists and relationships with financial institutions and product sponsors were assigned. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS 144. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives of 5 to 20 years originally determined based on the nature of the underlying lists and relationships. For the year ended December 31, 2007, total amortization expense related to these intangible assets was $2.83 million.

At December 31, 2007, intangible assets are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Advisor relationships	$38,295	$(1,978)	$36,317
Sponsor relationships	16,964	(848)	16,116
Total	$55,259	$(2,826)	$52,433

Amortization expense for each of the fiscal years ended December 2008 through 2012 and thereafter is estimated as follows (in thousands):

2008	$ 2,905
2009	2,905
2010	2,905
2011	2,905
2012	2,795
Thereafter	38,018
Total	$ 52,433

6. TRADEMARK AND TRADE NAME

The Company is highly dependent on the revenues generated from its good standing relationships with its financial institutions and product sponsors. In connection with the acquisition, the Company was assigned value to the trademark and trade name, which were determined to have finite lives. This trademark and trade name is amortized from the date of the acquisition on a straight-line basis over the estimated economic useful life of 18 months. For the year ended December 31, 2007, total amortization expense of trademark and trade name was $305,000.

7. INCOME TAXES

For the year ended December 31, 2007, the Company's provision for income taxes is as follows (in thousands):

	January 2 through December 31 (Successor)	January 1 (Predecessor)
Current provision:		
Federal	$ 546	$1,060
State	104	
Total current provision	$ 650	$ 1,060

For the period from January 2, 2007 through December 31, 2007 (Successor), the principal items accounting for the differences in income taxes computed at the U.S. statutory rate (35%) and the effective income tax rate comprise the following (in thousands):

Taxes computed at statutory rate	$ 354
State income taxes — net of federal benefit	68
Nondeductible expenses	193
Share-based compensation	15
Other	20
Provision for income taxes	$ 650

The income tax expense during the predecessor period relates to a corporate-level built-in gains tax on the deemed disposition of the Company's assets for federal and state income tax purposes in connection with the acquisition.

Subsequent to the date of acquisition, and under the terms of the new income tax sharing agreement (discussed in Note 2), income taxes will be settled with LPLH in the period in which they have been recognized.

At January 1, 2007, the Company adopted FIN 48. The Company was previously treated as an S corporation for federal and state income tax purposes. Income and expenses of S corporations pass through to the individual shareholders for reporting on their personal tax returns. Therefore, any uncertainty surrounding the income and expenses is a personal liability of the shareholder. Accordingly, the adoption of FIN 48 did not have an impact on the prior year statement of financial condition, operations, or cash flows.

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance — January 2, 2007	$ -
Increases related to current year tax positions	27
Balance — December 31, 2007	$ 27

Gross unrecognized tax benefits of $27,000 for the 2007 fiscal year were transferred to LPLH in accordance with the provisions of the income tax allocation agreement, and have been included in due to affiliate, net of any related tax benefit, in the accompanying statement of financial condition. Prospectively, the Company will record gross unrecognized tax adjustments through its income tax provision and settle such liabilities with LPLH for cash. As a result, any subsequent adjustments to unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At December 31, 2007, the liability for unrecognized tax benefits included accrued interest of $0 and penalties of $5,000. Tax expense for the year ended December 31, 2007, includes interest expense of $0 and penalties of $5,000. The tax year of 2007 remains open to examination by major taxing jurisdictions to which the Company (Successor) is subject. Since future unrecognized will be settled in accordance with the income tax sharing agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

8. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum calendar-year payments for lease commitments with remaining terms greater than one year as of December 31, 2007, are approximately as follows (in thousands):

	Operating Lease Commitments	Capital Lease Obligations
2008	$ 825	$ 223
2009	847	149
2010	870	13
2011	894	
2012	919	
Thereafter	944	
Total minimum lease payments	$ 5,299	385
Less interest expense		13
Present value of minimum lease payments		$ 372

For the year ended December 31, 2007, total rental expense was approximately $1.08 million.

Litigation — The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company or its results of operations.

9. EMPLOYEE BENEFIT PLANS

Effective January 2, 2007, the Company began participating in a 401(k) defined contribution plan sponsored by LPL Financial Corporation ("LPL Financial"), an affiliate and wholly owned subsidiary of LPLH. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer-matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 10% of the employee's total compensation. The Company's total cost under the 401(k) plan was $644,000 for the period January 2, 2007 through December 31, 2007 (Successor).

The UVEST Non-Qualified Deferred Compensation Plan (the "Compensation Plan"), which is available to certain executives of the Company, is a supplemental retirement program that allows these executives to make pretax contributions above amounts allowed in qualified plans. No contributions have been made by the Company since the Compensation Plan's inception. The Compensation Plan has been fully funded to date by participant contributions. Plan assets are invested in Corporate Owned Life Insurance (COLI), which are held by the Company in a Rabbi Trust and accounted for in accordance with Emerging Issues Task Force Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested.* As of December 31, 2007, the Company has recorded an asset of $410,000 and a liability of $492,000 related to the plan, which is included in other assets and accounts payable and accrued liabilities, respectively, in the accompanying statement of financial condition.

10. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with LPL Financial. At December 31, 2007, the Company had a receivable due from LPL Financial of $234,000, which is included in due from affiliate in the accompanying statement of financial condition.

11. NET CAPITAL/REGULATORY REQUIREMENTS

The Company's is subject to the SEC's Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain minimum net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, also as defined. At December 31, 2007, the Company had a net capital of $2.71 million, which was $1.28 million in excess of its minimum required net capital.

12. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing brokers on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

* * * * * *

SUPPLEMENTAL SCHEDULES

SCHEDULE I

UVEST FINANCIAL SERVICES GROUP, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO AND RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007
(Dollars in thousands)

NET CAPITAL —	
Total capital and allowable credits — total stockholder's equity from statement of financial condition	$99,222
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets included in the following statement of financial condition:	
Receivables from product sponsors and clearing broker-dealers	675
Other receivables	5,659
Due from affiliate	2,840
Fixed assets	5,012
Goodwill	27,406
Intangible assets	52,433
Trademark and trade names	152
Prepaid expenses	828
Other assets	1,665
Total nonallowable assets	96,670
Other additions and/or credits	372
NET CAPITAL BEFORE CHARGES ON TRADING SECURITIES POSITIONS	2,924
HAIRCUTS ON SECURITIES POSITIONS	217
NET CAPITAL	$ 2,707
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Payable to customers	$ 1,112
Accrued commissions and advisory fees payable	16,515
Accounts payable and accrued liabilities	3,412
Capital lease obligations	372
Total aggregate indebtedness	$21,411
CAPITAL REQUIREMENT:	
Minimum requirement (6-2/3% of aggregate indebtedness)	$ 1,428
Net capital in excess of requirement	1,279
NET CAPITAL	$ 2,707
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.91 to 1

NOTE: A reconciliation of the above computation of net capital to the Company's corresponding Form X-17A-5 Part IIA, as amended, is not required, as no material differences exist.

SCHEDULE II

UVEST FINANCIAL SERVICES GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

The Company is exempt from the computation of a reserve requirement according to the provisions of Rule 15c3-3(k)(2)(i).

SCHEDULE III

UVEST FINANCIAL SERVICES GROUP, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

The Company is exempt from possession or control requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholder of
UVEST Financial Services Group, Inc.:

In planning and performing our audit of the financial statements of UVEST Financial Services Group, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated March 27, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11): (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payments for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte Touche LLP

March 27, 2008

END